UNITED STATES
   SECURITIES AND EXCHANGE COMMISSION
          Washington, D.C. 20549

             SCHEDULE 13D/A
           (Amendment No. 2)*, **

Under the Securities Exchange Act of 1934


     DYNASIL CORPORATION OF AMERICA
     ------------------------------
          (Name of Issuer)


Common Stock, par value $0.0005 per share
-----------------------------------------
  (Title of Class of Securities)


              268102100
              ---------
           (CUSIP Number)


             Peter Sulick
    313 Washington Street, Suite 403
       Newton, Massachusetts  02458
            617-668-6855
    ----------------------------------
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)


           December 18, 2018
           -----------------
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on
Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g),
check the following box ___


Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Sections 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

**This form, originally filed 12/19/18, is being re-filed to show Peter Sulick as the filer rather than Dynasil Corporation of America, which is the subject company.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of
Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following pages)

---------------------------------------------------------------
1  NAMES OF REPORTING PERSON

        Peter Sulick
---------------------------------------------------------------
2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see
instructions)
(a) ____
(b) ____
---------------------------------------------------------------
3 SEC USE ONLY

---------------------------------------------------------------
4 SOURCE OF FUNDS (see instructions)

                   PF
---------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
PURSUANT TO ITEM 2(d) or 2(e)  ____
---------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION

              United States
---------------------------------------------------------------


---------------------------------------------------------------
NUMBER OF SHARES       7    SOLE VOTING POWER         2,778,730
BENEFICIALLY OWNED BY  8    SHARED VOTING POWER               0
EACH REPORTING         9    SOLE DISPOSITIVE POWER    2,778,730
PERSON WITH           10    SHARED DISPOSITIVE POWER          0
---------------------------------------------------------------


---------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

 2,778,730
---------------------------------------------------------------
12  CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES (see instructions)


---------------------------------------------------------------
13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11


          16.0% (1)

---------------------------------------------------------------
14 TYPE OF REPORTING PERSON (See Instructions)


         IN
---------------------------------------------------------------



(1) Percentage calculations based on 17,381,643 shares of Dynasil
    Common Stock outstanding as of December 17, 2018

Item 1.   Security and Issuer

This Amendment No. 2 to the Statement on Schedule 13D (this
"Amendment No. 2") is being filed with the Securities and Exchange Commission with respect to the common stock, par value $0.0005 per share (the "Common Stock"), of Dynasil
Corporation of America, a Delaware corporation ("Dynasil") to amend and supplement the Statement on Schedule 13D filed by Peter Sulick ("Mr. Sulick") on September 30, 2009 (the
"Original Schedule 13D"), as previously amended by Amendment No. 1 to the Original Schedule 13D filed on April
13, 2015 ("Amendment No. 1" and collectively with the
Original Schedule 13D, the "Schedule 13D"), as specifically set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Except as set forth below, all previous Items are unchanged.

Dynasil's principal executive offices are located at 313
Washington Street, Suite 403, Newton, Massachusetts  02458.
Dynasil's telephone number is (617) 668-6855.

Item 2.    Identity and Background

Item 2 is hereby amended and restated in its entirety as follows:

This Statement is filed by Peter Sulick ("Mr. Sulick").
Mr. Sulick is an individual and citizen of the United
States.  Mr. Sulick's principal occupation is Chairman,
CEO, and President of Dynasil. Mr. Sulick's business address is 313 Washington Street, Suite 403, Newton,
Massachusetts  02458.

During the last five years, Mr. Sulick has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration

Item 3 is hereby amended and restated in its entirety as follows:

The source and amount of funds used by Mr. Sulick to acquire the 1,755,000 shares of Common Stock as described in Item 5 below were Mr. Sulick's personal funds in the amount of $1,450,000 and his compensation for service as a Director, President and CEO of Dynasil in the amount of $415,588.

Item 4.     Purpose of the Transaction

Item 4 is hereby amended and restated in its entirety as follows:

The purposes of the acquisition transactions were to (1) compensate Mr. Sulick for his services as a Director, President and CEO of Dynasil, under policies described in Dynasil's Proxy Statement pursuant to Section 14(a) of the
Securities Exchange Act of 1934, (2) permit Mr. Sulick to acquire a significant equity position in Dynasil in connection with his role as Director, President and CEO of Dynasil, and (3) increase Mr. Sulick's personal investment in Dynasil. The purpose of Mr. Sulick's dispositive transactions was estate planning.

Mr. Sulick may acquire additional securities of Dynasil in the future for investment purposes. Mr. Sulick does not have any plans or proposals that relate to or would result in any of the transactions described in subparagraphs (b) through (j) of Item 4 to Schedule 13D, but reserves the right to engage in such transactions in the future.

Item 5.     Interest in Securities of the Issuer

The disclosure in the Schedule 13D made pursuant to Items
5(a) and 5(b) is hereby amended and restated in its entirety as follows:

Mr. Sulick beneficially owns 16.0% of the issued and outstanding shares of Common Stock, based on 17,381,643 shares of Common
Stock issued and outstanding as of December 18, 2018.

Mr. Sulick has the sole power to vote or to direct the vote and sole power to dispose or direct the disposition of 2,778,730 shares of Common Stock beneficially owned by him.

The disclosure in the Schedule 13D made pursuant to Item
5(c) is hereby supplemented with the following:

Below is a summary of historical transactions by Mr. Sulick with respect to the Common Stock that have occurred since the filing date of Amendment No. 1. All of the transactions described herein were reported by Mr. Sulick on Section 16 filings on Form 4.

*	On December 18, 2018, Mr. Sulick purchased 1,450,000
shares of Common Stock, at a price of $1.00 per share, from the Gerald Entine 1988 Family Trust in a private transaction.

*	Mr. Sulick received the following awards of Common
Stock as equity compensation for his service as a
director and the President and CEO of Dynasil:  40,000
shares awarded on May 19, 2015; 20,000 awarded on August 17, 2015; 20,000 shares awarded on December 23,
2015; 40,000 shares awarded on February 18, 2016;
20,000 shares awarded on May 18, 2016, 20,000 shares awarded on August 17, 2016; 20,000 shares awarded on January 9, 2017; 16,250 shares awarded on March 1,
2017; 16,250 shares awarded on May 31, 2017; 16,250
shares awarded on August 29, 2017; 16,250 shares awarded on January 8, 2018; 20,000 shares awarded on March 1, 2018; 20,000 shares awarded on May 30, 2018;
and 20,000 shares awarded on August 29, 2018.

*	Mr. Sulick gifted the following shares of Common Stock
to two irrevocable trusts for the benefit of Mr.
Sulick's children and grandchildren: 40,000 shares gifted on December 28, 2015; 37,500 shares gifted on January 4, 2016; 96,930 shares gifted on December 1,
2017; 103,500 shares gifted on January 2, 2018; and
125,000 shares gifted on November 12, 2018. These irrevocable trusts have Mr. Sulick's family members as trustees. Mr. Sulick disclaims beneficial ownership of these securities.

Except as set forth above, there have been no transactions with respect to the Common Stock during the sixty days prior to the date hereof by Mr. Sulick.


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   December 19, 2018     /s/ Peter Sulick
                                  ----------------
                                  Peter Sulick